信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

Our Ref.: SLC-EI/FC-2004/CS-0480

RECEIVED
2004 MAY 13 P 1:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 May, 2004

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

04030107

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the Interim Scrip Dividend for 2003/2004.

For your information the said ...uncement is also accessible at our website "**http:** ... m".

If you ... on or docu... , please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Assistant Company Secretary

dw 5/17

Encl.

c.c. (1) The Bank of New York (Hong Kong) Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen
(2) Morningstar ADR Review Attn.: Ms. Judith Cohn

H:\Maisy\FC\Interim Results 2004\3.5.2004\Letter-ADR

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: (00083)

INTERIM DIVIDEND FOR 2003/2004
SCRIP DIVIDEND

1. Form of election should be lodged at the Registrars **not later than 4:00 p.m. Tuesday, 11th May, 2004.**
2. No form of election is required if shareholders choose to receive interim dividend in cash.
3. Formula for calculation of scrip dividend entitlements is set out below.

The Company has informed shareholders in a circular dated 20th April, 2004 that the Directors have declared to pay to shareholders in cash an interim dividend of HK$0.05 per ordinary share of HK$1.00 each of the Company ("Share") in respect of the year ending 30th June, 2004, and that shareholders may elect to receive their dividend in the form of new ordinary shares ("New Shares") in the Company in lieu of cash in respect of part or all of their registered shareholdings. No form of election is required if shareholders choose to receive interim dividend in cash.

In relation to the calculation of the number of New Shares to be allotted to shareholders who elect to receive the abovementioned interim dividend in whole or in part in New Shares in lieu of cash, shareholders are hereby informed that the average closing price of the Company's Shares on The Stock Exchange of Hong Kong Limited for the five trading days of 26th April, 2004, 27th April, 2004, 28th April, 2004, 29th April, 2004 and 30th April, 2004 is HK$5.045. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 19th April, 2004 and for which elections to receive New Shares are lodged with the Registrars of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **not later than 4:00 p.m. Tuesday, 11th May, 2004,** will be calculated as follows:

Formula : Number of New Shares to be received = Number of existing Shares held on 19th April, 2004 for which share election is made x $\frac{\text{HK\$0.05}}{\text{HK\$5.045}}$

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares will rank pari passu in all respects with the existing Shares of the Company except that they shall not rank for the interim dividend for the year ending 30th June, 2004.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to shareholders at their own risks on or about 18th May, 2004.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Albert Yeung Pak Hin, Mr. Ivan Lee Wank-hay and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 30th April, 2004